Item 1.  Business

(a) Hynes & Howes Insurance Counselors, Inc. (hereafter the "Registrant) was an independent insurance agency handling principally all types of casualty, fire and surety insurance. Registrant was organized as a corporation under the laws of the State of Iowa on June 28, 1969, as Hynes & Howes Insurance Company. Because it became apparent this name created confusion as to the business of Registrant, an amendment to the Articles of the Incorporation was filed on November 17, 1970, with the Secretary of the State of Iowa changing the name to Hynes & Howes Insurance Counselors, Inc. This action was ratified by the stockholders at a meeting February 5, 1971.

         At the annual stockholders meetings for 1973, 1974, 1975, 1976, 1977, 1978, and 1979, a proposal was made to amend the Articles of Incorporation to change the name of the registrant from Hynes & Howes Insurance Counselors, Inc., to the United Insurance Counselors Corporation. The Iowa Business Corporation Act requires an affirmative vote of the majority of the outstanding shares of the corporation to effectuate such amendment. Although a quorum was present at each of these annual meetings, fifty per cent (50%) required to change the Articles of Incorporation were not represented, and the proposal could not be acted upon.

(b) The general insurance agency and brokerage business was highly competitive. Registrant competed locally and regionally with many direct-line writers of fire, casualty and surety insurance who were much larger than Registrant in all respects including premium volume, capital and personnel employed. Registrant was also in competition with thousands of independent insurance agencies, some of whom had higher premium volume and more employees than Registrant. Registrant was not a significant factor in the total volume of general insurance business.

         Registrant has sold Davenport agency to Ralph Parry Insurance Agency Ltd. in January 1981.

         (At the present time, the Registrant does not have any plans to acquire any insurance agencies.)

         At fiscal year end, Registrant, in its business has no employees. The Trustee of the Frank B. Howes Trust which holds 36.5% of the outstanding common stock, Janice Howes died in July 1983, and John Howes became Trustee of the Frank B. Howes Trust.

         During the fiscal year ending September 30, 1980, the Viking Agency and the Hansen and Hansen, Inc. general insurance agencies, were sold on contract to R.A.P. Enterprises, Inc., Ralph A. Parry, former president of Registrant and the former manager of the Davenport agency owned by Registrant is the owner of R.A.P. Enterprises, Inc.

         During the fiscal year ending September 30, 1981, the Davenport agencies were sold to Ralph A. Parry Insurance Agency, Ltd., as of January 1, 1981. Also owned by Ralph A. Parry.

         The intention at this time is to continue to loan on and invest in real estate properties and equities.

(c)      Line of Business

         The Registrant has not engaged in more than one line of business which meets the requisites of item 1 (c) (A), (B) or (C) for business with sales and revenues which do not exceed $50,000.00.

         Registrant and its subsidiaries are not engaged in material operations in foreign countries, nor does Registrant or its subsidiaries have a material portion of sales or revenues derived from customers in foreign countries.